CUSIP No. M81865103

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                   RADCOM LTD.
                                (Name of Issuer)

                       ORDINARY SHARES, NIS 0.05 PAR VALUE
                         (Title of Class of Securities)

                                    M81865103
                                 (CUSIP Number)

                                 March 28, 2004
             (Date of Event Which Requires filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
         [] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M81865103




1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Barel, Dr. Meir

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                         (a)               X

                                         (b)

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION

          German
--------------------------------------------------------------------------------
                              5        SOLE VOTING POWER

         NUMBER OF                     1,225,490*

         SHARES               --------------------------------------------------
                              6              SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                     N/A

                              --------------------------------------------------
            EACH              7        SOLE DISPOSITIVE POWER
         REPORTING
           PERSON                      1,225,490*


                              --------------------------------------------------
            WITH              8        SHARED DISPOSITIVE POWER

                                       N/A

--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,225,490*

-------------------------------------------------------------------------------

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          N/A

-------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          8.4%**

-------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------
   *Includes 245,098 warrants to purchase ordinary shares exercisable within 60 days of March 28, 2004.
   **Based on 14,396,097 ordinary shares outstanding as of March 28, 2004 (includes 962,887 warrants to purchase ordinary shares exercisable within 60 days of March 28, 2004).

CUSIP No. M81865103



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SVM STAR VENTURES MANAGEMENT GMBH NO. 3

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                   (a)               X

                                   (b)

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION

            GERMANY

-------------------------------------------------------------------------------
                              5        SOLE VOTING POWER

         NUMBER OF                     1,225,490*

                              -------------------------------------------------
           SHARES             6        SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                     N/A
                              -------------------------------------------------
            EACH              7        SOLE DISPOSITIVE POWER
         REPORTING
           PERSON                      1,225,490*

                              -------------------------------------------------
            WITH              8        SHARED DISPOSITIVE POWER

                                       N/A

-------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,225,490*

-------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          N/A

-------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          8.4%

-------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON

          CO
-------------------------------------------------------------------------------
 *Includes 245,098 warrants to purchase ordinary shares exercisable within 60 days of March 28, 2004.
** Based on 14,396,097 ordinary shares outstanding as of March 28, 2004 (includes 962,887 warrants to purchase ordinary shares exercisable within 60 days of March 28, 2004).

CUSIP No. M81865103




         This Schedule 13G reflects a statement of beneficial ownership of securities of the reporting persons as of March 28, 2004.

Item 1(a)        Name of Issuer:
                 --------------

                 Radcom Ltd.

Item 1(b)        Address of Issuer's Principal Executive Offices:
                 ------------------------------------------------

                 Radcom Ltd.
                 24 Raoul Wallenberg Street
                 Tel Aviv 69719
                 Israel

Item 2(a)        Name of Person Filing:
                 -----------------------

                 (I) Dr. Meir Barel ("Barel"), a German citizen who is a professional investment manager residing at Munich, Germany.
                 (a) Barel, Dr. Meir (b) c/o Star Ventures Management, Possartstrasse 9, D-81679 Munich, Germany (c) German (d) Ordinary Shares
                 (e) M1865103

                 (II) SVM Star Ventures Management GmbH No. 3 ("STAR Germany"), a German company which manages investments primarily in securities of Israeli and Israel-related companies. STAR Germany manages the affairs of Star Growth Enterprise, a German Civil Law Partnership (with limitation of liability), which invests primarily in securities of Israeli and Israel-related companies including the securities of the Company which are the subject of this filing.

                 The sole director and primary owner of STAR Germany is Barel.

                 (a) SVM Star Ventures Management GmbH No. 3 (b) Possartstrasse 9, D-81679 Munich, Germany (c) n/a (d) Ordinary Shares
                 (e) M1865103

Item 2(b)        Address of Principal Business Office or, if None, Residence:
                 ------------------------------------------------------------

                 See above

Item 2(c)        Citizenship:
                 -----------

                 see above

Item 2(d)        Title of Class of Securities:
                 ----------------------------

                 see above

Item 2(e)        CUSIP Number:
                 -------------

                 see above

Item 3           If this statement is filed pursuant to Rule 13d-1(b),
                 or 13d-2(b):
                 -----------------------------------------------------

                 n/a




Item 4.          Ownership:
                 ---------

                 Through STAR Germany, Barel beneficially owns the following:
                 (a) Amount beneficially owned: 1,225,490 ordinary shares (includes 245,098 warrants to purchase ordinary shares exercisable within 60 days of March 28, 2004)

                 (b) Percent of class: 8.4% (based on 14,396,097 ordinary shares outstanding as of March 28, 2004 (includes 962,887 warrants to purchase ordinary shares exercisable within 60 days of March 28, 2004)

                 (c) Number of Shares as to which the person has:

                 (i) Sole power to vote or to direct the vote: 1,225,490 ordinary shares (includes 245,098 warrants to purchase ordinary shares exercisable within 60 days of March 28, 2004)

                 (ii) Shared power to vote or to direct the vote: n/a

                 (iii) Sole power to dispose or to direct the disposition of:
                 1,225,490 ordinary shares (includes 245,098 warrants to purchase ordinary shares exercisable within 60 days of March 28, 2004)

                 (iv) Shared power to dispose or to direct the disposition of:
                 n/a

                 Sole voting and dispositive power over 1,137,955 ordinary shares (includes 227,591 warrants to purchase ordinary shares exercisable within 60 days of March 28, 2004)
                 (approximately 7.8%) are exercised by STAR Germany on behalf of Star Growth Enterprise, a German Civil Law Partnership (with limitation of liability).

                 Sole voting and dispositive power over 87,535 ordinary shares (includes 17,507 warrants to purchase ordinary shares exercisable within 60 days of March 28, 2004)(approximately 0.6%) are exercised by STAR Germany as trustee for Dr. Barel.

                 The total holdings described in this filing that constitute beneficial ownership for Barel are the following:

                 (a) Amount beneficially owned: 1,225,490 ordinary shares (includes 245,098 warrants to purchase ordinary shares exercisable within 60 days of March 28, 2004)

                 (b) Percent of class: 8.4% (based on 14,396,097 ordinary shares outstanding as of March 28, 2004 (includes 962,887 warrants to purchase ordinary shares exercisable within 60 days of March 28, 2004)

                 (c) Number of Shares as to which the person has:

                 (i) Sole power to vote or to direct the vote: 1,225,490 ordinary shares (includes 245,098 warrants to purchase ordinary shares exercisable within 60 days of March 28, 2004)

                 (ii) Shared power to vote or to direct the vote: n/a

                 (iii) Sole power to dispose or to direct the disposition of:
                 1,225,490 ordinary shares (includes 245,098 warrants to purchase ordinary shares exercisable within 60 days of March 28, 2004)

                 (iv) Shared power to dispose or to direct the disposition of:
                 n/a

                 Dr. Barel and Star Germany each hereby disclaims beneficial ownership of all of the foregoing shares (includes all warrants) except to the extent of any pecuniary interest of such person therein, including, in the case of Dr. Barel, 87,535 ordinary shares (includes 17,507 warrants to purchase ordinary shares exercisable within 60 days of March 28, 2004) held by Star Germany as trustee for Dr. Barel.



Item 5           Ownership of Five Percent of Less of a Class:
                 ---------------------------------------------

                 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
                 securities, check the following.    N/A

Item 6           Ownership of More Than Five Percent on Behalf of Another
                 Person:
                ---------------------------------------------------------------

                 To the best knowledge of the Reporting Persons, no person other than each of the Reporting Persons will have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Company beneficially owned by each of the Reporting Persons except as set forth in Item 4(a) above. N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                 Company:
                 ---------------------------------------------------------------

                 N/A

Item 8           Identification and Classification of Members of the Group:
                 ----------------------------------------------------------

                 N/A

Item 9           Notice of Dissolution of the Group:
                 -----------------------------------

                 Not Applicable.

Item 10          Certification:
                 --------------

                 Not Applicable.

CUSIP No. M81865103

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2004




/s/ Dr. Meir Barel
------------------
Dr. Meir Barel



SVM Star Ventures Management GmbH No. 3




By:      /s/ Dr. Meir Barel
         -----------------------
         Dr. Meir Barel, Director